

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 15, 2009

Mr. Marchand Snyman
Chief Financial Officer
Northern Dynasty Minerals Ltd.
800 West Pender St. Suite 1020
Vancouver, British Columbia
Canada, V6C 2V8

> **Re:** **Northern Dynasty Minerals Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-32210**

Dear Mr. Snyman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

International Control Over Financial Reporting

1. Please revise your disclosure in future filings to include a statement that your independent auditor has issued an attestation report on your internal control over financial reporting. We refer you to Form 40-F, General Instruction (B)(6)(c)(4) and Item 308(a)(4) of Regulation S-K.

Exhibit 99.1 & 99.2, Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2.   Please revise the certifications from your certifying officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 to conform the language of Exchange Act Form 40-F General Instructions (B)(6)(a)(1).

Exhibit 99.5, Consolidated Financial Statements

Consolidated Statements of Cash Flows

3.   We note that you classified the "contributions from non-controlling interest" as an adjustment to the net loss in the cash and cash equivalents under the operating activities. Please explain to us why exploration expenditures made by the Partnership and consolidated by you are not reflected as an operating activity, offset by the appropriate method of financing utilized by the Partnership.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director